

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2018

Paul M. Kinsella, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

> **Re:** **Ironwood Pharmaceuticals, Inc.**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on April 16, 2018 by Ironwood Pharmaceuticals, Inc.**
> **File No. 001-34620**

Dear Mr. Kinsella:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

General

1. Please advise us how the registrant intends to comply, or has already complied, with its obligation under Rule 14a-3(b)(1) to deliver an annual report in advance of or together with the distribution of this proxy statement for the annual meeting of shareholders.

General Information, page 1

2. We note the disclosure on page 4 that states "If other matters not included in this proxy statement properly come before the annual meeting, the persons named on the WHITE proxy card, or otherwise designated, will have the authority to vote on those matters for you as they determine." Similar disclosure appears on the form of proxy. Given the notice-related constraint on the use of discretionary authority by the designated proxies, please conform the expected use of such authority to the appropriate standard codified in Rule 14a-4(c)(1).

Abstentions and "broker non-votes", page 3

3. Please refer to the following assertion that appears at page four: "If your nominee does not receive your specific instructions for these proposals, it will submit a broker non-vote if it has the discretion to vote, without instruction, on the selection of our independent auditors, as outlined below…" Advise us, with a view toward revised disclosure, of the support upon which the registrant relied to conclude that certain nominees may remain eligible to submit "broker non-votes," and the extent to which such nominees would be considered "brokers" within the meaning of the term as used in Item 21(b) of Schedule 14A.

Proposal No. 1 – Election of Directors, page 24

4. We noticed that each of the director nominees has indicated his or her willingness to serve if elected. Please advise us, with a view toward revised disclosure, whether each nominee has consented to be named in the proxy statement. Refer to Rule 14a-4(d)(1) and (4).

Supplemental Information Regarding Participants, Annex A

5. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants – inclusive of director nominees ─ have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

    We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3266, with any questions.

                                        Sincerely,

                                        /s/ Nicholas P. Panos

                                        Nicholas P. Panos
                                        Senior Special Counsel
                                        Office of Mergers & Acquisitions